

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2025

Philip Johnson
Executive Vice President and Chief Financial Officer
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road
Dublin 4, Ireland D04 E5W7

     Re: Jazz Pharmaceuticals plc
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 001-33500

Dear Philip Johnson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences